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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                            ------------------------
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                 POLYGRAM N.V.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------
                           THE SEAGRAM COMPANY LTD.--
                           LA COMPAGNIE SEAGRAM LTEE.
                                    (BIDDER)
                            ------------------------

                      SHARES, PAR VALUE NLG 0.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   XS1139843
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                             ROBERT W. MATSCHULLAT
                         JOSEPH E. SEAGRAM & SONS, INC.
                                375 PARK AVENUE
                            NEW YORK, NEW YORK 10152
                                 (212) 572-7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------

                                   COPIES TO:

                          GEORGE R. KROUSE, JR., ESQ.
                              JOHN G. FINLEY, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

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                   TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE
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
$10,999,719,337.............................................                     $2,199,944
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

* Pursuant to Rule 0-11(a)(4) and (d) under the Securities Exchange Act of 1934, the transaction value is equal to the aggregate of the cash and the value of the common shares without nominal or par value (the "Seagram Shares") of The Seagram Company Ltd. ("Seagram") offered by Seagram in the offer (the "Offer") by Seagram to acquire all of the issued shares, par value NLG 0.50 per share (the "PolyGram Shares"), of PolyGram N.V. The amount of cash offered by Seagram in the Offer ($8,952,912,577) is equal to the cash consideration offered per PolyGram Share (NLG 115), multiplied by the maximum number of PolyGram Shares to be received by Seagram in the Offer (145,216,242) in exchange for cash, and converted into dollars based on the Noon Buying Rate of NLG 1.8653 per $1 on October 29, 1998. The value of the Seagram Shares offered by Seagram in the Offer ($2,046,806,760) is equal to the maximum number of PolyGram Shares to be received by Seagram in the Offer (34,783,758) in exchange for the Seagram Shares offered, multiplied by the average of the high and low prices per PolyGram Share as reported on the New York Stock Exchange Composite Transactions Tape on October 29, 1998 ($58.84375).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:    $436,863                           Filing Party:  The Seagram Company
                                                                             Ltd. -- La Compagnie
                                                                             Seagram Ltee.
Form or Registration No.:  Registration No. 333-61535         Date Filed:    August 14, 1998

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

                                     OFFER

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by The Seagram Company Ltd., a corporation organized under the laws of Canada ("Seagram"), upon the terms and subject to the conditions set forth in the Offering Circular/Prospectus dated November 4, 1998 (the "Offering Circular/Prospectus"), a copy of which is attached hereto as Exhibit 11(a)(1), and in the related Letter of Transmittal/Election Form and Application Form/Deed of Transfer, copies of which are attached hereto as Exhibits 11(a)(2) and 11(a)(3), respectively (collectively, as any of the foregoing may be amended or supplemented from time to time, the "Offer"), to acquire all issued shares, par value NLG 0.50 per share ("PolyGram Shares"), of PolyGram N.V., a corporation incorporated under the laws of the Netherlands ("PolyGram"), not already owned by Seagram or its affiliates for, at the election of each holder of PolyGram Shares, per share consideration of either (i) 1.3772 common shares without nominal or par value ("Seagram Shares") of Seagram (the "Share Consideration") or (ii) NLG 115, net to the seller in cash (the "Cash Consideration" and, together with the Share Consideration, the "Offer Consideration"); provided, that Share Consideration shall be paid in respect of 34,783,758 PolyGram Shares and Cash Consideration shall be paid in respect of all other tendered PolyGram Shares.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is PolyGram N.V. and its principal executive offices are located at Gerrit van der Veenlaan 4, 3743 DN Baarn, the Netherlands.

     (b) The exact title of the securities being sought is shares, par value NLG
0.50 per share, of PolyGram. The information set forth on the cover page and under the captions "The Offer" and "Description of PolyGram Capital Stock" of the Offering Circular/Prospectus is incorporated herein by reference.

     (c) The information set forth under the caption "Summary -- Comparative Market Prices and Dividends" of the Offering Circular/Prospectus is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This statement is being filed by Seagram. The information set forth under the captions "Summary -- The Seagram Company Ltd." and "The Seagram Company Ltd." of, and in Schedule I to, the Offering Circular/Prospectus is incorporated herein by reference.

     (e) and (f) During the last five years, neither Seagram, nor, to the best of Seagram's knowledge, any of the persons listed in Schedule I to the Offering Circular/Prospectus (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth on the cover page and under the captions "Summary," "The Offer," "Description of Transaction Agreements" and "The Seagram Company Ltd." of the Offering Circular/ Prospectus is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

     (a)-(c) The consideration to be provided to PolyGram's shareholders pursuant to the Offer will, in part, be Seagram Shares. The information set forth on the cover page and under the captions "Summary" and "The Offer" of the Offering Circular/Prospectus is incorporated herein by reference.

ITEM 5.  PURPOSE OF OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth under the captions "Summary," "The Offer" and "Description of Transaction Agreements" of the Offering Circular/Prospectus is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth on the cover page and under the caption "The Seagram Company Ltd." of the Offering Circular/Prospectus is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth on the cover page and under the captions "Summary," "The Offer," and "Description of Transaction Agreements" of the Offering Circular/Prospectus is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under the caption "The Offer -- Fees and Expenses of the Offer" of the Offering Circular/Prospectus is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth under the captions "Summary -- Seagram Selected Historical Consolidated Financial Data" and "The Seagram Company Ltd. Unaudited Pro Forma Financial Information" of the Offering Circular/Prospectus is incorporated herein by reference. In addition, the audited historical consolidated financial statements and the notes thereto of Seagram set forth on pages 18 to 48 of Exhibit 99(a) to Seagram's Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended June 30, 1998, as amended, are incorporated herein by reference. The Form 10-K may be inspected and copies may be obtained at the places and in the manner described in the Offering Circular/Prospectus under the captions "Available Information" and "Incorporation of Certain Documents by Reference," which information is incorporated herein by reference. The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a PolyGram shareholder whether to sell, tender or hold PolyGram Shares being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Except as set forth in Item 3 or 7 of this Statement, there are no present or proposed material contracts, arrangements, understandings or relationships between Seagram or any of its executive officers, directors, controlling persons or subsidiaries, on the one hand, and PolyGram or any members of the PolyGram Board of Management or the PolyGram Supervisory Board, any PolyGram officers, controlling persons or subsidiaries, on the other hand, that would be material to a decision by holders of PolyGram Shares whether to tender PolyGram Shares pursuant to the terms of the Offer.

     (b) and (c) The information set forth under the captions "The
Offer -- Certain Conditions of the Offer" and "The Offer -- Certain Regulatory Approvals and Legal Matters" of the Offering Circular/Prospectus is incorporated herein by reference.

     (d) The information set forth under the caption "The Offer -- Possible Effects of the Offer on the Market for PolyGram Shares" of the Offering Circular/Prospectus is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offering Circular/Prospectus, the Letter of Transmittal/Election Form and the Application Form/Deed of Transfer, copies of which are attached hereto as Exhibits 11(a)(1), 11(a)(2) and 11(a)(3), is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     11(a)(1)  Offering Circular/Prospectus dated November 4, 1998.

     11(a)(2)  Letter of Transmittal/Election Form.

     11(a)(3)  Application Form/Deed of Transfer.

     11(a)(4)  Notice of Guaranteed Delivery.

     11(a)(5) Letter from the Dealer Managers to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     11(a)(6) Letter to Clients for use by Brokers, Dealers, Commercial Banks and Other Nominees.

     11(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     11(a)(8)  Summary Advertisement dated November 4, 1998.

     11(a)(9)  Press Release dated November 4, 1998.

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     11(a)(10) Form of Notice to Shareholders of PolyGram dated November 4, 1998 included in the Official Pricelist of the AEX Stock Exchange.

     11(b)      None.

     11(c)(1) Offer Agreement dated as of June 21, 1998 among The Seagram Company Ltd., PolyGram N.V. and Koninklijke Philips Electronics N.V. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K/A of The Seagram Company Ltd. dated July 2,
               1998).

     11(c)(2) Tender Agreement dated as of June 21, 1998 between The Seagram Company Ltd. and Koninklijke Philips Electronics N.V. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K/A of The Seagram Company Ltd. dated July 2, 1998).

     11(c)(3) Voting Agreement dated as of June 21, 1998 between The Seagram Company Ltd. and Koninklijke Philips Electronics
               N.V.(incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K of The Seagram Company Ltd. dated June 22,
               1998).

     11(c)(4) Stockholders Agreement dated as of June 21, 1998 between The Seagram Company Ltd. and Koninklijke Philips Electronics N.V.(incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of The Seagram Company Ltd. dated June 22,
               1998).

     11(c)(5) Credit Agreement dated as of October 21, 1998 among Joseph E. Seagram & Sons, Inc., as Borrower, The Seagram Company Ltd. and J.E. Seagram Corp., as Guarantors, the Lenders Party thereto, The Chase Manhattan Bank, as Administrative Agent, Citibank, N.A., as Syndication Agent, and Bank of America NT & SA and Bank of Montreal, as Co-Documentation Agents (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-4 (Registration No. 333-61535) of The Seagram Company Ltd.).

     11(d)      None.

     11(e)      Provided in Exhibit 11(a)(1).

     11(f)      None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE SEAGRAM COMPANY LTD.

                                          By:   /s/ ROBERT W. MATSCHULLAT
                                            ------------------------------------
                                            Name: Robert W. Matschullat
                                            Title: Vice Chairman and Chief
                                              Financial Officer
Date: November 4, 1998

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                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                             DESCRIPTION
---------                           -----------
11(a)(1)    Offering Circular/Prospectus dated November 4, 1998.
11(a)(2)    Letter of Transmittal/Election Form.
11(a)(3)    Application Form/Deed of Transfer.
11(a)(4)    Notice of Guaranteed Delivery.
11(a)(5)    Letter from the Dealer Managers to Brokers, Dealers,
            Commercial Banks, Trust Companies and Other Nominees.
11(a)(6)    Letter to Clients for use by Brokers, Dealers, Commercial
            Banks and Other Nominees.
11(a)(7)    Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
11(a)(8)    Summary Advertisement dated November 4, 1998.
11(a)(9)    Press Release dated November 4, 1998.
11(a)(10)   Form of Notice to Shareholders of PolyGram dated November 4,
            1998 included in the Official Pricelist of the AEX Stock
            Exchange.
11(b)       None.
11(c)(1)    Offer Agreement dated as of June 21, 1998 among The Seagram
            Company Ltd., PolyGram N.V. and Koninklijke Philips
            Electronics N.V. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K/A of The Seagram Company
            Ltd. dated July 2, 1998).
11(c)(2)    Tender Agreement dated as of June 21, 1998 between The
            Seagram Company Ltd. and Koninklijke Philips Electronics
            N.V. (incorporated by reference to Exhibit 2.2 of the
            Current Report on Form 8-K/A of The Seagram Company Ltd.
            dated July 2, 1998).
11(c)(3)    Voting Agreement dated as of June 21, 1998 between The
            Seagram Company Ltd. and Koninklijke Philips Electronics
            N.V.(incorporated by reference to Exhibit 2.3 of the Current
            Report on Form 8-K of The Seagram Company Ltd. dated June
            22, 1998).
11(c)(4)    Stockholders Agreement dated as of June 21, 1998 between The
            Seagram Company Ltd. and Koninklijke Philips Electronics
            N.V.(incorporated by reference to Exhibit 10.1 of the
            Current Report on Form 8-K of The Seagram Company Ltd. dated
            June 22, 1998).
11(c)(5)    Credit Agreement dated as of October 21, 1998 among Joseph
            E. Seagram & Sons, Inc., as Borrower, The Seagram Company
            Ltd. and J.E. Seagram Corp., as Guarantors, the Lenders
            Party thereto, The Chase Manhattan Bank, as Administrative
            Agent, Citibank, N.A., as Syndication Agent, and Bank of
            America NT & SA and Bank of Montreal, as Co-Documentation
            Agents (incorporated by reference to Exhibit 10.2 of the
            Registration Statement on Form S-4 (Registration No.
            333-61535) of The Seagram Company Ltd.).
11(d)       None.
11(e)       Provided in Exhibit 11(a)(1).
11(f)       None.